MANAGEMENT FEE WAIVER AGREEMENT

  THIS MANAGEMENT FEE WAIVER AGREEMENT (the “Agreement”), effective as of May 1, 2014, is entered into between T. Rowe Price Associates, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Manager”), and each of the funds listed on Exhibit A, each of which is a corporation organized and existing under the laws of the State of Maryland (each a “Fund” and collectively, the “Funds”).

  WHEREAS, the Manager is an investment adviser registered with the Securities Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

  WHEREAS, each Fund is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended;

  WHEREAS, pursuant to each Fund’s Investment Management Agreement with the Manager (each, a “Management Agreement”), the Fund pays the Manager a fee for investment management services consisting of two components: a group fee based on the combined average net assets of most of the T. Rowe Price Funds (including the Fund) that declines at certain asset levels and a fund fee based solely on the Fund’s average daily net assets (“Individual Fund Fee”); and

  WHEREAS, the Manager has proposed to waive a portion of each Fund’s Individual Fund Fee with respect to any portion of the Fund’s average daily net assets equal to or greater than $20 billion, and each Fund’s Board of Directors has determined that effective as of the date first written above that such action would be in the best interest of the Fund and its shareholders.

  NOW, THEREFORE, the Manager and each Fund hereby agree as follows:

1. Management Fee Waiver

 (a) The Manager agrees to waive a portion of its Individual Fund Fees in accordance with the breakpoints specified for each Fund listed on Exhibit A for the period commencing May 1, 2014.

 (b) Each Fund’s Individual Fund Fee shall be computed in accordance with its Management Agreement, with the Individual Fund Fee rate declining at such levels as set forth in Exhibit A.

2. Termination of Agreement

 (a) This Agreement will continue with respect to each Fund at least through April 30,2016, and renew automatically thereafter for one-year terms unless the Board of Directors of the Fund, including a majority of the directors who are not interested persons of the Fund or the Manager, approves the modification or termination of the Agreement with respect to the Fund. This Agreement will terminate automatically with respect to a Fund upon termination of its Management Agreement. Amendment or termination of this Agreement does not require approval of the Fund’s shareholders.

 (b) Any management fees waived with respect to a Fund under this Agreement are not subject to reimbursement to the Manager by the Fund.

3. Separate Agreement

This Agreement shall be deemed to constitute a separate agreement between the Manager and each Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.
7/9/14 Date:________________	/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President

T. ROWE PRICE NEW INCOME FUND, INC. T. ROWE PRICE VALUE FUND, INC.
7/9/14 Date:________________	/s/David Oestreicher By:___________________________________ David Oestreicher Vice President, T. Rowe Price Funds

Exhibit A

Fund	Fund Assets	Individual Fund Fee (as a percentage of average daily net assets)
T. Rowe Price New Income Fund	First $20 billion	0.15%
	Equal to or greater than $20 billion	0.1275%
T. Rowe Price Value Fund	First $20 billion	0.35%
	Equal to or greater than $20 billion	0.2975%